SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square, London, EC2V 7HR, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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EXHIBITS

99.1	March 2008	Annual report:
2007 Annual report

99.2	March 2008	Annual report:
2007 Full financial statements

99.3	March 2008	Annual report:
2007 Summary financial statements

99.4	March 2008	Annual report:
2008 Notice of meeting: Rio Tinto plc

99.5	March 2008	Annual report:
2008 Notice of meeting: Rio Tinto Limited

99.6	5 March 2008	Divestment:
Rio Tinto to sell its 30% interest in Corani

99.7	7 March 2008	Divestment:
Rio Tinto completes sale of Cortez Gold Mine interest

99.8	10 March 2008	Technology:
Rio Tinto Alcan AP-Xe aluminium smelting technology to offer up to 20 per cent reduction in energy consumption

99.9	11 March 2008	Capital project:
Rio Tinto announces US$475 million first phase expansion to increase IOC capacity by 50 per cent

99.10	12 March 2008	Pro forma earnings:
Rio Tinto Alcan confirmed as third major pillar of Rio Tinto Group

99.11	13 March 2008	Capital project:
Rio Tinto Alcan and South African Government in discussions on timing of Coega smelter project

99.12	14 March 2008	Health and safety:
Incident in Peru

99.13	14 March 2008	Annual report:
2007 Annual report and 2008 Annual general meeting

99.14	16 March 2008	Health and safety:
Update on incident in Peru

99.15	18 March 2008	Capital project:
Yarwun Refinery and expansion meet increasing global alumina demand

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Ben Mathews	By /s/ Ben Mathews
Name Ben Mathews	Name Ben Mathews
Title Secretary	Title Assistant Secretary

Date 9 April 2008	Date 9 April 2008